Mail Stop 4561

April 16, 2009

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

  Re: **Access Integrated Technologies, Inc.**
    Form 10-K for the fiscal year ended March 31, 2008
    Filed on June 16, 2008
    Form 10-Q for the quarterly period ended December 31, 2008
    Filed on February 9, 2009
    File No. 000-51910

Dear Mr. Mayo:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

         Stephen Krikorian
         Accounting Branch Chief